Exhibit 99.1

Algonquin Power & Utilities Corp. Completes Purchase of Additional Stake in Atlantica Yield plc

OAKVILLE, Ontario – November 27, 2018 – Algonquin Power & Utilities Corp. (“APUC”) (TSX/NYSE: AQN) announced today that it has completed the previously announced purchase of an additional stake in Atlantica Yield plc (NASDAQ: AY) (“Atlantica”) from Abengoa S.A., for a purchase price of approximately U.S.$345 million. The purchase price is comprised of approximately U.S.$305 million paid on closing, with up to U.S.$40 million payable at a later date contingent on satisfaction of  certain conditions.  The purchase of the additional stake of 16.503 million shares brings APUC’s total interest in Atlantica to approximately 41.5% of the shares outstanding and entitles a subsidiary of APUC to receive Atlantica’s upcoming quarterly dividend of U.S.$0.36 per share, payable on December 14, 2018.

Atlantica owns and operates a diverse, long-term contracted portfolio of 22 infrastructure assets including over 1.7 GW of clean power generating capacity, 1,099 miles of electric transmission lines, and two desalination plants, located in North America, South America and other selected global markets.  Atlantica’s portfolio is complementary to APUC’s existing operations, and APUC’s commitment to international expansion is expected to strengthen Atlantica’s prospects through the addition of new assets, thereby accelerating the growth of its cash available for distribution.

“We are pleased to have completed this transaction as an element of our international expansion strategy,” said Ian Robertson, Chief Executive Officer of APUC.  “This incremental investment in Atlantica deepens our interest in an attractively-priced portfolio of high quality, international operating assets, one which is accretive to APUC’s earnings.”

About Algonquin Power & Utilities Corp.

APUC is a diversified generation, transmission and distribution utility with approximately U.S.$9 billion of total assets. Through two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 760,000 connections in the United States, and is committed to being a global leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing approximately 1.7 GW of installed capacity. With a team of over 2,300 talented employees, APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares and Series A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.

Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:

Investor Inquiries
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
905-465-4500
InvestorRelations@APUCorp.com

Forward-Looking Statements

Certain statements included in this news release contain information that is forward-looking within the meaning of certain applicable securities laws, including information and statements regarding expected benefits from the transactions. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors that could cause actual results to differ include those set out in APUC's most recent Annual Information Form filed with Canadian securities regulators and with the United States Securities and Exchange Commission as an exhibit to APUC’s annual report on Form 40-F, and those set out in APUC’s most recent management discussion and analysis. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.